                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release dated August 12, 2004, "ALSTOM's Capital Increases Results"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: August 16, 2004                      By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name:  Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                  12 August 2004

                       ALSTOM'S CAPITAL INCREASES RESULTS

On 13 July 2004, ALSTOM launched two concurrent capital increases:

- one with preferential subscription rights, with 3,655,265,768 shares available for  subscription  for cash or by debt for equity set-off;
- the second, a debt for equity swap, reserved for certain ALSTOM creditors.

THE CAPITAL INCREASE WITH PREFERENTIAL  SUBSCRIPTION  RIGHTS WAS OVERSUBSCRIBED:
TOTAL SUBSCRIPTION REQUESTS AMOUNTED TO APPROXIMATELY 115% OF SHARES.

- 3,320,066,218  shares were  subscribed to on an  irreducible  basis,  of which
3,107,677,120 shares were subscribed for cash and 212,389,098 shares by debt for equity set-off.
- 872,760,689  shares were subscribed to, on a reducible basis and by allocation of shares  remaining  following the exercise of  subscription  rights,  of which
85,149,787  shares were subscribed for cash and  787,610,902  shares by debt for equity set-off.  All shareholders were fully served.  CFDI, a French State-owned entity and an ALSTOM  creditor in an amount of 300 million euros had intended to subscribe  600,000,000 shares through debt for equity set-off.  However,  due to the success of the transaction,  CFDI could not be fully served and will receive an allocation of only 62,438,861 shares, that is 10.4% of the number requested.

This capital increase with preferential subscription rights totals 1,508,350,193 euros, of which  1,277,130,762  euros in cash and 231,219,430 euros through debt for equity set-off.

The second capital increase was reserved for ALSTOM creditors which were offered the  opportunity  to swap  their  debt  into  equity at a price of 0.50 euro per share.

Approximately  38% of the capital  increase  was  subscribed,  with  480,000,000 shares having been  subscribed  out of  1,275,787,385  shares,  for an amount of
240,000,000 euros by debt for equity swap.

The  overall  amount  of  these  two  concurrent   capital  increases  comes  to
1,748,350,193  euros.  Following payment and delivery of the shares on 13 August
2004, ALSTOM's share capital will be made up of 5,440,717,829 shares. The French
State,  including CFDI,  will now hold  1,162,049,763  shares,  which amounts to
21.4% of the capital.  The number of ORAs (bonds  mandatorily  reimbursable with shares) in circulation is 99,936,967.

ALSTOM's  new shares will be issued  tomorrow,  13 August  2004,  and will start trading  on  Euronext  on the same  day-  under  the same  ticker  symbol as the existing shares.

If these  transactions  had been  finalised  at 31 March  2004,  ALSTOM's  share capital  would then have  amounted to 2,146  million euros and its economic debt would have been 1,651 million euros, i.e. a debt to equity ratio of 77%. See the attached  annex  for a pro  forma  description  of the  impact  of  the  capital increases and the debt for equity set-offs on ALSTOM's capitalisation,  debt and repayment schedule.

                                      * * *

THIS  ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ALSTOM SECURITIES FOR SALE OR
SUBSCRIPTION,  OR  A  SOLICITATION  OF  OFFERS  TO  PURCHASE  OR  SUBSCRIBE  FOR
SECURITIES,  IN THE UNITED STATES OR ANY OTHER JURISDICTION.  SECURITIES MAY NOT
BE SOLD OR SUBSCRIBED IN THE UNITED STATES ABSENT  REGISTRATION  OR AN EXEMPTION
FROM REGISTRATION. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT
BE,  REGISTERED  UNDER THE  SECURITIES  ACT OF 1933, AS AMENDED,  AND MAY NOT BE
OFFERED  OR SOLD IN THE  UNITED  STATES  ABSENT  REGISTRATION  OR AN  APPLICABLE
EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS NOTICE IS ISSUED PURSUANT TO RULE
135C OF THE SECURITIES ACT OF 1933.

FSA/Stabilisation

Press Information:    S. Gagneraud
                      Tel : +33 1 47 55 25 87
                      Internet.press@chq.alstom.com

Investor Relations:   E. Chatelain
                      Tel : +33 1 47 55 25 33
                      Investor.relations@chq.alstom.com

M: Communications:    M. Forrest
                      Tel : +44 20 7153 1531
                      forrest@mcomgroup.com

                         CAPITALISATION AND INDEBTEDNESS

ACTUAL CAPITALISATION AND INDEBTEDNESS AT 31 MARCH 2004

Our share capital including minority interests at 31 March 2004 was €97 million, while our economic debt  (financial  debt - €4,372 million - minus cash and cash equivalent - €1,466 million - plus securitisation of existing  receivables - €94 million) was €3,000 million.

The maturity dates for reimbursement of our debt (including  future  receivables securitised)  and of our  lines of  credit  available  in  millions  of euros at
31 March 2004 were as follows:

                                                                                    AFTER
                             OUTSTANDING  FISCAL  FISCAL   FISCAL  FISCAL   FISCAL  FISCAL
                             LINES AT 31   YEAR    YEAR     YEAR    YEAR     YEAR    YEAR
                             MARCH 2004    2005    2006     2007    2008     2009    2009
                             ----------    ----    ----     ----    ----     ----    ----

Redeemable preference shares     205               (205)

Subordinated notes               250                        (250)

Subordinated loans (PSDD)      1,563                                       (1,563)

Subordinated long-term bond
  (TSDD)                         200                                                 (200)

Subordinated bonds
  reimbursable with
  shares--TSDD RA(1)              300                                                 (300)

Bonds                            650                        (650)

Syndicated loans                 722                        (722)

Bilateral loans                  260                (27)     (33)   (200)

Commercial paper                 420       (420)

Bank overdrafts/other
  facilities/accrued
  interests(2)                   320       (278)    (14)      (6)     (3)      (3)    (16)

SUB-TOTAL                      4,890       (698)   (246)  (1,661)   (203)  (1,566)   (516)

Future receivables(3)            265       (265)

TOTAL                          5,155       (963)   (246)  (1,661)   (203)  (1,566)   (516)

Financial debt                 4,372

AVAILABLE LINES                  783

+ Cash available at Group
  level                          532

+ Cash available at
  Subsidiary level(4)            934

AVAILABLE LINES AND CASH       2,249

(1) With  its 7  July  2004  decision,  the  European  Commission  approved  the reimbursement  with  new  shares  of our TSDD RA,  but this  change  was not included  in our  consolidated  financial  statements  for the year ended 31
    March 2004 pending its finalisation.
(2) Lines of credit obtained by  subsidiaries  are classified as immediately due given that these lines of credit have no expiry.
(3) Excluding the reimbursement which will come directly from the direct payment of the  customer  to the  investor  to whom we sold the right to receive the payment.
(4) Local  constraints  can delay or restrict  access to this cash for the Group parent company.

The  following  discussion  and  tables  illustrate  the  impact of our new 2004 financing  package on our share capital and our debt at 31 March 2004 as well as the maturity date of our credit lines as if the new financing  plan had been put in place at 31 March 2004.  Gross  proceeds from the new financing  package have not been  adjusted to reflect  the  estimated  fees,  commissions  and  expenses
incurred   by  us  in   connection   with  the   transaction   and  the  related
debt-for-equity swap.

ADJUSTED CAPITALISATION AND INDEBTEDNESS FOR THE FINANCING PACKAGE

If the transactions had been finalised on 31 March 2004,  ALSTOM's share capital would have amounted to 2,146 million euros and its economic debt would have been
1,651 million euros.

     o  a €300  million  increase of our share  capital and  corresponding  debt reduction by the reimbursement  into shares of TSDD RA subscribed by the
        French  State  following  the  European  Commission's  approval  of this reimbursement;

     o  a €1,277 million increase of our share capital following the increase of capital  paid in cash.  These funds will reduce our debt by €577 million with the remainder  used to constitute  cash  collateral of €700 million within  the scope of our new  bonding  programme  (this  amount  will be accounted for on our Consolidated Balance Sheet as financial assets);

     o  a €200  million  increase of our share  capital and  corresponding  debt reduction  following  the set-off of  subordinated  bonds with a 15-year term of maturity subscribed by the French State (the TSDD);

     o  a €31 million  increase  of our share  capital  and  corresponding  debt
        reduction   following  the  set-off  of  a  part  of  the  €300  million subordinated loan due 2008 subscribed by CFDI (the PSDD).

     o  a €240 million share capital increase and  corresponding  debt reduction following the set-off of a part of the eligible debt.

                                              SHARE CAPITAL AND
                                              MINORITY INTEREST   ECONOMIC DEBT*
                                              -----------------   --------------

ACTUAL ACCOUNTS AS AT 31 MARCH 2004                  97               3,000

Reimbursement of TSDD RA in shares                  300                (300)

Share capital increase paid in cash               1,277                (577)

Set-off of TSDD                                     200                (200)

Set-off of PSDD by CFDI                              31                 (31)

Set-off of part of the subordinated loans           212                (212)

Set-off of part of the syndicated loans              18                 (18)

Set-off of part of the bilateral loans               10                 (10)
                                                  -----               -----

AS ADJUSTED AT 31 MARCH 2004                      2,145               1,652
                                                  =====               =====

* We define  Economic debt to mean Net debt (or Financial debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables  ("securitisation of existing receivables").  Economic debt does not represent our Financial debt as calculated  under French GAAP, and should not be considered as an indicator of our  currently  outstanding  indebtedness  because trade receivables securitised are sold irrevocably and without recourse.

The following  table sets forth the effect of our new  financing  package on our debt maturity profile (including future  receivables  securitised) and our lines of credit available as adjusted at 31 March 2004:

                                                                                    AFTER
                             OUTSTANDING  FISCAL  FISCAL   FISCAL  FISCAL   FISCAL  FISCAL
                             LINES AT 31   YEAR    YEAR     YEAR    YEAR     YEAR    YEAR
                             MARCH 2004    2005    2006     2007    2008     2009    2009
                             ----------    ----    ----     ----    ----     ----    ----

Redeemable preference shares       205            (205)

Subordinated notes                 250                     (250)

Subordinated loans (PSDD)        1,320                                     (1,320)

Subordinated long-term bond
  (TSDD)                             0

Subordinated bonds reimbursable
 with shares - (TSDD RA)             0

Bonds                              650                     (650)

Syndicated loans                   704                     (704)

Bilateral loans                    250             (27)     (33)   (190)

Commercial paper                   420    (420)

Bank overdrafts/other
  facilities/accrued interests     320    (278)    (14)      (6)     (3)       (3)    (16)

SUB-TOTAL                        4,119    (698)   (246)  (1,643)   (193)    (1,323)   (16)

Future receivables                 265    (265)

TOTAL                            4,384    (963)   (246)  (1,643)   (193)    (1,323)   (16)

Financial debt                   3,683

AVAILABLE LINES                    701

+ Cash available at Group level  1,191

+ Cash available at Subsidiary
  level                            934

AVAILABLE LINES AND CASH         2,826